Exro announces independent testing of Coil Driver™ technology conducted by AVL, proving power electronics breakthrough that advances electric vehicle performance

Independent third-party organization AVL conducted multiple tests on Exro's Coil Driver™, demonstrating its coil switching capabilities to optimize performance of an electric motor through the power electronics.
Results also prove Exro's Coil Driver™ has successfully combined two traditionally separate formats of power electronics for the first time, that has the potential to reduce the weight and cost of electric powertrains.
Third-party testing from an industry-leading company like AVL illustrates Exro's commitment to transparency and positions Exro as a pioneer in the power electronics and electric mobility spaces.

CALGARY, AB, Oct. 7, 2021 /CNW/ - Exro Technologies Inc. (TSX: EXRO) (OTCQB: EXROF) (the "Company" or "Exro"), a leading clean technology company that has developed a new class of power electronics for electric motors and batteries, announced today its first independent third-party testing of its Coil Driver™ technology that was conducted by AVL, the world's largest independent company for development, simulation and testing of powertrain systems and software for the automotive industry.

Exro partnered with AVL because of its deep knowledge of powertrain components and systems and its experience working with top automakers to ensure their systems meet design expectations and targets. AVL has been a trusted source of third-party testing for the automotive industry for over fifty years and its mechanical testing for the verification of powertrain systems carries significant weight among Exro's customer base.

A series of tests were performed on an electric motor dynamometer ("dyno") with the Coil Driver™ to demonstrate coil switching performance at various speeds and under different conditions. Coil switching is a term referring to the switching of electric motor configurations while in operation to optimize speed and torque, similar to how a gearbox changes the gears for a combustion vehicle as it changes speed.

Results from AVL's testing demonstrated the Coil Driver™ successfully switches coil configurations while in operation on an electric motor seamlessly. Exro is the first to perform coil switching through the electric motor controller, which is essential for scale, and important in electric vehicles to reduce costs while improving performance. These results prove Exro has successfully combined two traditionally separate formats of power electronics, the series mode for low-speed torque and parallel mode for high-speed efficiency, for the first time. This means that the Coil Driver will be able to deliver more performance out of the same motor with multiple torque profiles.

This successful third-party testing of Coil Driver technology enables the Company to accelerate commercialization and provides the validation customers need to confidently integrate the technology into various applications at scale. The full test report detailing the test procedure and results performed by AVL in October 2021 is available here:
AVL Test Report Coil Driver

"We are very proud of our CTO Eric Hustedt and his engineering team for accomplishing this breakthrough in power electronics and e-motor performance with the Coil Driver™," said Sue Ozdemir, Chief Executive Officer of Exro. "By enlisting a prestigious organization such as AVL, we hope to show our commitment to go above and beyond in being fully transparent and prove that our technology performs as expected. Exro is focused on bringing this new technology to market and this third-party testing is a great step towards building confidence with our customers and shareholders."
About Exro Technologies Inc.
Exro is a clean technology company pioneering intelligent control solutions in power electronics to help solve the most challenging problems in electrification. Exro has developed a new class of control technology that expands the capabilities of electric motors, generators, and batteries. Exro enables the application to achieve more with less energy consumed.

Exro's advanced motor control technology, the Coil DriverTM, expands the capabilities of electric powertrains by enabling intelligent optimization for efficient energy consumption. Exro is working with many partners from all over the world to bring their technology to the electric mobility industries and beyond.
For more information visit our website at www.exro.com. Visit us on social media @exrotech.
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For further information: Contact : Investor inquiries: ir@exro.com; Canada investors: Jake Bouma, 604-317-3936; United States investors: Vic Allgeier, 646- 841-4220; Media inquiries: media@exro.com
CO: Exro Technologies Inc. CNW 08:00e 07-OCT-21